SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year end: December 31, 2001

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from             to

Commission file number: 0-8135

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

  Sigma-Aldrich 401(k) Retirement Savings Plan

  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sigma-Aldrich Corporation

3050 Spruce Street

St. Louis, MO 63103

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Trustees of the
Sigma-Aldrich Corporation
401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Sigma-Aldrich Corporation 401(k) Retirement Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements and supplemental schedule referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

St. Louis, Missouri,
    June 14, 2002

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

AS OF DECEMBER 31, 2001 AND 2000

                                                                   2001                2000
                                                               ------------        ------------
            ASSETS:
                Investments                                    $136,290,748        $138,551,614
                Loans                                             3,489,656           3,312,108
                                                               ------------        ------------

            NET ASSETS AVAILABLE FOR PLAN BENEFITS             $139,780,404        $141,863,722
                                                               ============        ============

The accompanying notes are an integral part of these statements.

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2001

        ADDITIONS:
            Additions to net assets attributed to-
                Employee contributions                                       $ 10,238,103
                Employer contribution                                           5,678,166
                Rollovers                                                       1,025,429
                Dividends and interest                                          2,842,288
                Interest on loans                                                 281,370
                                                                             -------------
                    Total additions                                            20,065,356
                                                                             -------------
        DEDUCTIONS:
            Deductions from net assets attributed to-
                Benefit payments                                               (7,688,388)
                Net realized and unrealized gains (losses)                    (14,438,893)
                Other                                                             (21,393)
                                                                             -------------
                    Total deductions                                          (22,148,674)
                                                                             -------------
                    Net decrease in net assets available for plan benefits     (2,083,318)

        NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year             141,863,722
                                                                             -------------
        NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year                  $139,780,404
                                                                             =============

The accompanying notes are an integral part of this statement.

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

1. DESCRIPTION OF PLAN:

The Sigma-Aldrich Corporation 401(k) Retirement Savings Plan (the Plan) is a defined contribution retirement plan covering eligible employees of Sigma-Aldrich Corporation (the Company) and its domestic subsidiaries. The Plan includes the required provisions relating to eligibility, fiduciary standards and other technical provisions under the Employee Retirement Income Security Act of 1974 (ERISA). Participants are always fully vested in participant contributions. The Company matching contributions become vested as follows:

                Completed Years                                Vested
                  of Service                                 Percentage
                ---------------                              ----------

                Less than 3                                       0%
                3                                                20
                4                                                40
                5                                                60
                6                                                80
                7 or more                                       100

Employees may contribute 1%-15% of their eligible earnings to the Plan. Participants' contributions are invested in mutual funds offered and advised by Fidelity Management Trust Company or in a company stock fund, as directed by the participants. During the 2001 plan year, the Company contributed $600 ($150/quarter) for each eligible employee and matched 60% of the first 6% of participant contributions. Forfeitures of $440,265 were used to reduce company contributions. Participants are able to direct the investment of company contributions allocated to their account. Costs of administering the Plan are paid by the Company and are not reimbursed by the Plan.

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lessor of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant's account and bear interest at rates which are commensurate with local prevailing rates as determined periodically by the Retirement Savings Committee. Principal and interest is paid ratably through payroll deductions.

The Plan's trustee and record keeper, Fidelity Management Trust Company (Fidelity), is responsible to hold and manage all money and securities deposited with it in accordance with the investment election made by the plan participants.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting and Use of Estimates

The accompanying financial statements have been prepared on the accrual basis of accounting which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts included in the statement of changes in net assets for the year ended December 31, 2001. Actual results could differ from those estimates.

Investments

Investments are recorded at fair market values as determined by the trustee using available current market information.

Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, changes in risks in the near term could materially affect the amounts reported in the accompanying financial statements.

The mutual funds are managed by Fidelity in accordance with the various fund objectives. The Plan documents or fund prospectus describe the risk/return relationships of each specific investment option.

Benefits and Withdrawals

Participants are entitled to receive the vested balance of their accounts upon retirement or termination of employment. A hardship withdrawal, if approved, cannot exceed the amount required to meet the immediate need created by the hardship and must not be reasonably available from other means.

3. INCOME TAX STATUS:

Sigma-Aldrich Corporation received a favorable determination letter dated July 24, 1998, from the Internal Revenue Service stating that the Plan is tax exempt under Section 401 of the Internal Revenue Code. The foregoing describes the basic provisions of the Plan. This summary is not intended to serve as a substitute for the official plan documents. The provisions of the official plan documents and of applicable laws as in effect from time to time will govern in the event of any inconsistency.

4. PLAN TERMINATION:

The Company intends to continue the Plan; however, the Company reserves the right to terminate the Plan. In the event the Plan terminates, participants will generally become fully vested in the employer match portion of their account balances.

5. INVESTMENTS:

The following presents investments that represent 5% or more of the Plan's net assets:

                                                                    December 31
                                                             -----------------------------
                                                                2001              2000
                                                             -----------       -----------

            Fidelity Growth and Income Fund                  $42,843,150       $47,365,822
            Fidelity Blue Chip Growth Fund                    38,709,967        46,157,868
            Fidelity Retirement Money Market Fund             16,251,838        14,579,123
            Fidelity Balanced Fund                            14,373,093        13,365,393
            Fidelity Intermediate Bond Fund                    8,247,723         5,720,301

During 2001, the Plan's investments (including realized and unrealized gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $14,438,893 as follows:

                Mutual Funds                    $(14,380,297)
                Sigma-Aldrich Company Stock          (58,596)
                                                -------------
                                                $(14,438,893)
                                                =============

6. PLAN AMENDMENT:

Subsequent to December 31, 2001, the Plan was amended and restated with the most significant changes related to the acceleration of the vesting schedule and an increase in the maximum deferral percentage from 15% to 75% (up to the IRS dollar limitation). These changes are effective January 1,2002.

SCHEDULE I

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2001

                                                                        Market Value
                                                                      ----------------
MUTUAL FUNDS:
    Fidelity Retirement Money Market Fund (a)                           $ 16,251,838
    Fidelity Intermediate Bond Fund (a)                                    8,247,723
    Fidelity Balanced Fund (a)                                            14,373,093
    Fidelity Growth and Income Fund (a)                                   42,843,150
    Fidelity Blue Chip Growth Fund (a)                                    38,709,967
    Fidelity Diversified International (a)                                 2,208,104
    Fidelity Freedom Income Fund (a)                                         290,976
    Fidelity Freedom 2000 Fund (a)                                           715,861
    Fidelity Freedom 2010 Fund (a)                                         1,158,067
    Fidelity Freedom 2020 Fund (a)                                         1,682,199
    Fidelity Freedom 2030 Fund (a)                                         2,602,658
    Fidelity Freedom 2040 Fund (a)                                            52,669
    Spartan U.S. Equity Index                                              1,594,056
    Fidelity Mid-Cap Stock Fund (a)                                        1,157,921

SIGMA-ALDRICH COMPANY STOCK (a)                                            4,402,466

LOANS (range of interest rates 5.25% - 10.50%)                             3,489,656
                                                                      ----------------
                                                                        $139,780,404
                                                                      ================

(a) Represents a party-in-interest.

Pursuant to the requirements of the Securities Exchange Act of 1934, Sigma-Aldrich Corporation, as Plan Administrator of the 401 (K) Retirement Saving Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized

                                                                                                                        SIGMA-ALDRICH CORPORATION
                                                                                                                        401(K) RETIREMENT SAVINGS PLAN

                                                                                                                        By: /s/ Larry Roeder

                                                                                                                        Larry Roeder, Director of Treasury & Benefits
                                                                                                                        June 21, 2002

EXHIBIT INDEX

                Exhibit

                23                                                               Consent of Independent Accountants
                99.1                                                            Letter to the Commission Pursuant to Temporary Note 3T to Article 3 of Regulation S-X

Exhibit 23

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation by reference of our report included in this Form 11-K, into the Company's previously filed Registration Statement File No. 333-30528, dated February 16, 2000.

/S/ARTHUR ANDERSEN LLP

Arthur Andersen LLP
St. Louis, Missouri,
June 21, 2002

Exhibit 99.1

(Company Letterhead)

June 21, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

VIA EDGAR

        Re: Temporary Note 3T to Article 3 of Regulation S-X ("TEMPORARY NOTE 3T")

Ladies and Gentlemen:

    Arthur Andersen LLP ("ANDERSEN"), the independent public accountants of Sigma-Aldrich Corporation (the "COMPANY"), has audited the Company's statements of net assets available for plan benefits of the Sigma-Aldrich Corporation 401(k) Retirement Savings Plan (the Plan) as of December 31, 2001 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. Andersen's report of independent public accountants is dated June 14, 2002, but the Company did not receive a manually signed report until June 21, 2002. Accordingly, on June 21, 2002, pursuant to Temporary Note 3T, the Company received from Andersen a letter dated June 21, 2002 containing the following representations:

  the audit of the Sigma-Aldrich 401 (K) Retirement Savings Plan as of and for the year ended December 31, 2001, was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, and there was appropriate continuity of Andersen personnel working on the audit and availability of national office consultation to conduct the relevant portions of the audit.
Very truly yours,

/S/ Karen J. Miller

Karen J. Miller
Corporate Controller